

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 6, 2017

<u>Via E-mail</u>
Michael J. Loiacono
Chief Financial Officer
TapImmune, Inc.
50 N. Laura Street, Suite 2500
Jacksonville, FL 32202

     Re: TapImmune, Inc.
          Registration Statement on Form S-3
          Filed December 22, 2016
          File No. 333-215258

Dear Mr. Loiacono:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Johnny Gharib at (202) 551-3170 with any questions.

                Sincerely,

                /s/ Joseph McCann for

                Suzanne Hayes
                Assistant Director
                Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
       Mark A. Catchur, Esq.
       Shumaker, Loop & Kendrick, LLP